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                             January 19, 2023

       Matthew Foehr
       Chief Executive Officer
       OmniAb, Inc.
       5980 Horton Street
       Suite 600
       Emeryville, CA 94608

                                                        Re: OmniAb, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 5,
2023
                                                            File No. 333-268613

       Dear Matthew Foehr:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to comment 3 and reissue in part. Please refer to the second paragraph and the
inclusion of additional disclosure providing the share purchase prices.
                                                        We note that in clause
(ii) you disclose a total of 15,817,934 shares of common stock, broken down into
5,750,000 Founder Shares and 10,172,934 shares issued in the
                                                        Redemption Backstop and
the Forward Purchase Agreement. However, that would be a
                                                        total of 15,922,934
shares of common stock rather than 15,817,934 shares of common stock, please revise to
clarify this discrepancy.
 Matthew Foehr
OmniAb, Inc.
January 19, 2023
Page 2

       Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any questions.



                                                         Sincerely,
FirstName LastNameMatthew Foehr
                                                         Division of
Corporation Finance
Comapany NameOmniAb, Inc.
                                                         Office of Trade &
Services
January 19, 2023 Page 2
cc:       Matthew Bush
FirstName LastName